As filed with the Securities and Exchange Commission on April 25, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION
OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14452

THE GOVERNOR AND COMPANY OF
THE BANK OF IRELAND

(Exact name of registrant as specified in its charter)

40 Mespil Road, Dublin 4, Ireland
Telephone: +353 1 6378000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary stock (nominal value of €0.05 each)
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

Part I

Item 1:                                Exchange Act Reporting History

A.                                    The Governor and Company of the Bank of Ireland (“Bank”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on September 6, 1996, the date the Bank filed a Registration Statement on Form 20-F and Form F-6 (Commission File No. 33-99274) with the Securities and Exchange Commission.

B.                                    For the 12 months preceding the filing of this Form 15F, the Bank has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the Securities and Exchange Commission, including its annual report on Form 20-F for the fiscal year ending December 31, 2014.

Item 2:                                Recent United States Market Activity

The Bank last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (“Securities Act”) on December 29, 2006, when it sold US$500,000,000 of Floating Rate Notes due 2008 (the “Bonds”) under its automatic shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on December 8, 2006.

Item 3:                                Foreign Listing and Primary Trading Market

A.                                    The primary trading market for the Bank’s ordinary stock with a nominal value of €0.05 each (“Shares”) is Ireland and the United Kingdom. In Ireland, the Shares are listed on the Irish Stock Exchange. In the United Kingdom, the Shares are listed on the London Stock Exchange.

B.                                    The Bank’s Shares have been listed on the Irish Stock Exchange since 1799 and on the London Stock Exchange since January 14, 1959. The Bank has maintained a listing of its Shares on the Irish Stock Exchange and on the London Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C.                                    During the 12-month period from March 1, 2015 to February 29, 2016, the average daily trading volume (the “ADTV”) of the Shares in Ireland and the United Kingdom represented 60.1% of the worldwide ADTV of the Shares (including those represented by American Depositary Shares (“ADSs”)). This percentage takes into account (1) on-exchange and off-exchange trading of the Shares (including those represented by ADSs) in Ireland and the United Kingdom in the numerator of this calculation and (2) on-exchange and off-exchange trading of the Shares (including those represented by ADSs) worldwide in the denominator of this calculation.

Item 4:                                Comparative Trading Volume Data

A.                                    The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are March 1, 2015, and February 29, 2016.

B.                                    The average daily trading volume of the Bank’s Shares and ADSs (when expressed in terms of the underlying Shares) in the United States and on a worldwide basis for the period described in Item 4.A is set forth in the following table:

	United States	Worldwide
Traded as ADSs (Share equivalent)(1)(2)	3,553,688	3,553,688
Traded as Shares(2)	131,373	161,302,144
Total	3,685,061	164,855,832

(1)  Each ADS represented forty Shares.

(2)  Including over-the-counter trades in the United States and outside the United States.

C.                                    The average daily trading volume of the Bank’s Shares in the United States as a percentage of the average daily trading volume for the Shares on a worldwide basis for the period described in Item 4.A was 2.2%. This percentage takes into account (1) on-exchange and off-exchange trading of the Shares (including those represented by ADSs) in the United States in the numerator of this calculation and (2) on-exchange and off-exchange trading of the Shares (including those represented by ADSs) worldwide in the denominator of this calculation.

D.                                    The Bank filed a Form 25 to apply for the delisting of its Shares and ADSs from the New York Stock Exchange on February 3, 2015. Pursuant to Rule 12d2-2(d)(1), the application for delisting of the Shares and ADSs took effect on February 13, 2015 (i.e., more than 12 months prior to the date of the filing of this Form 15-F). For the preceding 12-month period, February 13, 2014 to February 12, 2015, the average daily trading volume of the Bank’s Shares (including those represented by ADSs) in the United States was 7.7% of the average daily trading volume of the Bank’s Shares (including those represented by ADSs) on a worldwide basis.

E.                                     The Bank terminated its ADR facility with effect from April 22, 2015. For the preceding 12-month period, April 22, 2014 to April 21, 2015, the average daily trading volume of the Bank’s Shares (including those represented by ADSs) in the United States was 6.8% of the average daily trading volume of the Bank’s Shares (including those represented by ADSs) on a worldwide basis. The termination of the Bank’s ADR facility took effect more than 12 months prior to the date of the filing of this Form 15-F, as required by Rule 12h-6(b)(2).

F.                                      The Bank used Bloomberg L.P. as the source of trading volume information with respect to on-exchange trading and off-exchange trading of the Shares and ADSs to determine whether it meets the requirements of Rule 12h-6.

Item 5:                                Alternative Record Holder Information

Not applicable.

Item 6:                                Debt Securities

Not applicable.

Item 7:                                Notice Requirement

On January 21, 2015, the Bank published a stock exchange announcement discussing its intent to deregister and terminate its reporting obligations under the Exchange Act. On April 22, 2016, the Bank published a press release confirming its intent to deregister and terminate its reporting obligations under the Exchange Act. Each of the stock exchange announcement and the press release was disseminated in the United States via wire services including Bloomberg and Reuters. Copies of the releases were submitted to the SEC under cover of a Form 6-K on January 21, 2015 and April 22, 2016.

In addition, on February 22, 2016, in its preliminary statement for the year ended December 31, 2015, the Bank disclosed its continued intent to file a Form 15F with the Securities and Exchange Commission to deregister and terminate its reporting obligations under Section 13(a) and 15(d) of the Exchange Act, once the necessary conditions are met.

Item 8:                                Prior Form 15 Filers

Not applicable.

2

Part II

Item 9:                                Rule 12g3-2(b) Exemption

The Bank will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website, currently at http://www.bankofireland.com.

Part III

Item 10:                         Exhibits

None.

Item 11:                         Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.                                      The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.                                      Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.                                      It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Governor and Company of the Bank of Ireland has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, The Governor and Company of the Bank of Ireland certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: April 25, 2016

THE GOVERNOR AND COMPANY
OF THE BANK OF IRELAND

	By	/s/ Andrew Keating
	Name:	Andrew Keating
	Title:	Group Chief Financial Officer